Exhibit 99.1

Summary of Aggregate Amounts or End of Year

Amounts for the period ending December 31, 2003

Bank One Home Equity Loan Trust Series 1998-1

Summary of Aggregate Amounts

For the 12 months ending on the December 22, 2003 distribution date:

Pool Information:

Pool Balance		$184,455,458.90
Principal Collections Net of Draws		$71,172,010.97
Realized Losses		$2,774,050.63
Interest Collections		$11,382,458.39
Servicer Fees		$1,104,518.58

Delinquency Information:
	Number	Principal Balance

30-59 days	87	$2,686,944.71
60-89 days	28	$861,022.07
90+ days	104	$3,714,086.36
REO Properties	0	$0.00

Investor Certificate Information:

Investor Certificate Principal Balance		$153,903,463.80
Investor Certificate Principal Distributed		$82,120,679.40
Investor Certificate Interest Distributed		$3,011,424.88